Filed by Gores Metropoulos II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Gores Metropoulos II, Inc.

Commission File No.: 001-39907

Date: April 30, 2021

Dear Sonder team,

It’s with great pride and excitement that I’m writing to you today with big news about the future of Sonder. As you know, we’ve been evaluating several steps we can take in order to best position Sonder to capitalize on the enormous addressable global lodging market, solidifying the business as a true, differentiated innovator of the hospitality industry for the long-term. After considering several funding options, we’ve determined that combining with a Special Purpose Acquisition Company (SPAC) is the best path for our company. Today, we’re announcing that Sonder and Gores Metropoulos II, Inc. (Nasdaq: GMIIU, GMII and GMIIW), a SPAC company sponsored by an affiliate of The Gores Group, LLC, have entered into a definitive agreement to combine. This will establish Sonder as a publicly listed tech-driven hospitality business with a pro-forma enterprise value of $2.2 billion and over $700 million of net cash at closing.

As a transformative, category-defining company, we believe the SPAC process will allow us to quickly and efficiently access the public markets, provide certainty of price and give us the ability to tell our story on our terms. Over the last few weeks, GM II and Sonder have successfully secured investor commitments, including $450M which GM II already raised from its existing investors (this capital is in a trust account) combined with an additional $200M in equity that we raised from an impressive group of institutional investors. The next step is GM II will file the S-4 registration statement, which then goes through the SEC review process. After that’s completed, GM II will hold a stockholder meeting to approve and complete the transaction. Upon completion of the business combination, expected to occur the second half of 2021, Sonder will be publicly listed on one of the major national exchanges (NYSE or Nasdaq). It’s important to note that we don’t get any of this capital onto our balance sheet until the combination is complete. Until then, we’re still a private company.

We wouldn’t be in the position we are today without the hard work of everyone at Sonder. I want to give a special shout-out to our frontline teams whose hard work and dedication – especially during the last year – has been instrumental to getting us to where we are today. Our employees, past and present, have been key to the company’s success, and you should be extremely proud of your part in making this possible. Additionally, many Sonder employees and teams have worked extremely hard to make this deal possible, and I specifically want to thank them all for everything they’ve done to get us here. To read more about what I think this transaction means for Sonder, please also feel free to read my LinkedIn post here.

While this is a major step for our company, we reached this milestone due to everyone’s hard work and focus on their day-to-day roles. We’re therefore asking that everyone keeps themselves laser-focused on the task at hand: delivering results. And as a soon-to-be-public company, we need everyone to exercise a greater degree of discretion, professionalism and confidentiality than ever before.

The proposed transaction will significantly enhance our ability to scale our technology and operations and accelerate our growth. As the SPAC process allows for an expedited path to becoming public, we need to prepare quickly and efficiently for this new chapter. Becoming a public company necessitates us being more mindful of our new status and aware of both the opportunities and the risks associated with it. This change will require greater accountability, diligence, reporting, consistently executing to targets, more formal and deliberate communications and information-sharing and a higher expectation of behavior both as a company and as individuals.

Your family, friends, third party colleagues and the press may have questions about this news. Please don’t reply to any inquiries, comment to the press, or share any company information outside, even with your friends and family. Not even spouses. This isn’t an arbitrary ask — it’s a legal mandate that we’re obligated to follow during this process until the merger is completed. In a similar vein, please don’t post or engage with (including liking, commenting or resharing) any stories on social media about this news. Reposting what has been posted by Sonder’s official company accounts, with no additional copy, is OK. In the coming days, we’ll be reaching out to our stakeholders as necessary, as this will likely generate interest from them, and select employees on the real estate team will be provided with a reactive email template should they receive requests from real estate/landlord partners. If you receive any inquiries, including from former Sonder employees, please don’t share any information or comment on the transaction. Instead, forward them to press@sonder.com.

I realize that many of you will have questions. We’ve always been proud of our transparent culture and we intend to maintain that as much as possible. We will do our best to communicate with you as things evolve. However, transitioning from a private to public company means there will be some things we’re legally unable to share with everyone. For your reference, you’ll see an FAQ section at the bottom of this document, which hopefully helps answer some of the main questions you may have.

We also ask that you please don’t engage in written communication about this topic internally, including email, Slack, text message, WhatsApp, etc. Instead, please refer to the press release and speak with your manager should you have questions.

Thank you in advance for your patience during this process. Stay tuned for an All Hands call to discuss this announcement; I encourage you all to join. Our regular All Hands will proceed as scheduled and we will do our best to answer questions and provide you with the information you need about the deal, while also fulfilling our obligations under the securities laws.

I’m so thrilled to be embarking on this journey together. It wouldn’t be possible without you, and I have faith that we’ll all rise to meet the challenge.

I look forward to speaking with you all soon!

Sincerely,

Francis

EMPLOYEE FAQ

General

1. What is being announced today?

This is a very exciting time for Sonder. Today we announced that we’ve entered a definitive agreement with Gores Metropoulos II (“GM II”), a Special Purpose Acquisition Company (SPAC) listed on Nasdaq under the ticker symbol GMIIU. Upon completion of the business combination, Sonder will be publicly listed on one of the major national exchanges (NYSE or Nasdaq).

GM II is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Dean Metropoulos of Metropoulos & Co. To date, Gores Group has raised 13 SPACs, totaling $5.7 billion (prior to PIPE commitments). Their significant experience helps ensure a seamless transaction from upfront diligence through transaction close.

2. What is a SPAC and what does going public mean for Sonder?

A Special Purpose Acquisition Company (SPAC) is a company that raises money from public market investors and then “merges” the cash they raise with a private operating company, ultimately transitioning the private company to become a public company through the transaction.

Through our definitive agreement with GM II, which is a SPAC listed on the Nasdaq, Sonder will become a public standalone company. As a publicly listed entity, we will be able to further capitalize on the enormous addressable global lodging market, solidifying the business as a true, differentiated innovator of the hospitality industry.

3. Is Sonder ready to go public?

Sonder is transforming the hospitality industry by combining its innovative tech-powered service and thoughtfully designed accommodations into one seamlessly managed experience.

Our high performance executive team combines deep technology, operational, hospitality and relevant public markets experience with individuals from high profile public companies such as Amazon, Salesforce, Apple, Starwood and Tesla.

Sonder’s model has enabled us to generate strong unit economics and scale responsibly to new markets, all while maintaining consistent quality and control of the experience. We’re excited about our growth trajectory and are on track to deliver roughly $4B in revenue in 2025.

This transaction will allow us to accelerate our strategic plans including expanding geographically, investing in technology and elevating the guest experience.

4. Does this mean that Sonder is being sold?

No. Becoming publicly traded will allow public investors to buy and sell ownership shares in Sonder.

5. Why did we decide to publicly list with a SPAC and not with an IPO?

We have determined that the SPAC model is the best path for Sonder at this moment in time. As a transformative, category-defining company, we’re attracted to how the SPAC process will allow us to quickly and efficiently access public markets and give us the ability to tell our story on our terms, especially in collaboration with such an experienced and proven partner like the Gores Group.

6. What made you choose GM II as the SPAC?

The Gores SPAC franchise has a premier track record with $36 billion in transaction value across its 5 completed and 2 announced transactions.

To date, Gores Group has raised 13 SPACs, totaling $5.7 billion (prior to PIPE commitments). Their significant experience helps ensure a seamless transaction from upfront diligence through transaction close. The Gores Group also has a proven record of providing expedited access to liquidity, capital and value creation.

GM II is a special purpose acquisition company sponsored by an affiliate of The Gores Group, LLC, a global investment firm founded in 1987 by Alec Gores, and by an affiliate of Dean Metropoulos of Metropoulos & Co. To date, Gores Group has raised 13 SPACs, totaling $5.7 billion (prior to PIPE commitments). Their significant experience helps ensure a seamless transaction from upfront diligence through transaction close.

Mr. Gores and Mr. Metropoulos together have more than 65 years of combined experience as entrepreneurs, operators and investors across diverse sectors including industrials, technology, media and entertainment, business services, healthcare and consumer products and services.

Over the course of their careers, Mr. Gores and Mr. Metropoulos and their respective teams have invested in more than 180 portfolio companies through varying macroeconomic environments with a consistent, operationally-oriented investment strategy.

7. Does this mean Sonder is a public company today? When will the merger close?

Nope, not yet! The process that now occurs is GM II will file the S-4 registration statement, which then goes through the SEC review process. After that’s completed, GM II will hold a stockholder meeting. If all goes well, we expect the transaction to close in the second half of 2021. At that time, Sonder would become a publicly traded company.

Please note that we don’t get any of this capital until the combination is complete. Until then, we’re still considered a private company.

7. Is it guaranteed that we will go public? Any chance we don’t?

There are no guarantees. Our potential public listing is contingent on completing the merger and receiving the necessary approvals. Concerns that arise can delay or undermine the transaction.

Regardless, we’re confident stockholders will recognize the merits of this transaction.

8. What is a PIPE?

PIPE stands for “Private Investment in Public Equity.” It is a way for a public company, or a company in the process of becoming public, to raise capital through a private financing round from external investors. This process involves management presenting potential investors (including venture capitalists, pension funds, mutual funds, hedge funds, etc.) with a thorough explanation of the Company. It also allows for Investors to ask Management questions about the Company, the financials, etc.

Employee-Specific

10. Will any of this affect my day-to-day work? What changes would we anticipate seeing, if any?

Your current daily responsibilities as well as the company’s values, priorities and operations will remain the same. What we need is for everyone to exercise a greater degree of discretion, professionalism and confidentiality than ever before.

While this is a major step for our company, we reached this milestone due to everyone’s hard work and focus on their day-to-day roles. We’re therefore asking that everyone keeps themselves laser-focused on the task at hand: delivering results.

11. Should I expect any changes to my wages and benefits once we’re public?

We don’t anticipate any changes at this time.

12. How will this impact my equity in Sonder?

We will be having a session on equity where we’ll answer questions about this and other topics related to stock options, how this transaction might impact them, etc. in the future. Please stay tuned for more information.

13. Are we able to invest in the company now that we will be public? Will there be an opportunity for friends and family to buy-in?

As mentioned above, we’re not yet a public company. Please tune in to the equity session for more information on this topic.

14. Will leadership stay the same?

Yes, Sonder executive leadership will remain intact.

15. Can we expect any other organizational changes and/or job reductions as a result of this transaction? When will these changes be announced?

We don’t anticipate any changes at this time. We will continue to provide updates as appropriate.

16. How will this affect company culture and the hiring process?

We don’t anticipate any changes as a result of becoming a publicly traded company at this time.

17. What do I say if I am contacted by a member of the media?

If you receive any inquiries, including from media, customers, investors and/or former Sonder employees, please don’t share ANY information, and instead direct them to press@sonder.com.

Additional Information about the Transactions and Where to Find It

In connection with the business combination (the “Business Combination”) between Gores Metropoulos II, Inc. (“GM II”), Sonder Holdings Inc. (“Sonder”) and the other parties to the Agreement and Plan of Merger dated April 29, 2021 (the “Merger Agreement”), GM II intends to file a registration statement on Form S-4 (the “Registration Statement”) that includes a preliminary proxy statement, consent solicitation statement and prospectus with respect to GM II’s securities to be issued in connection with the Business Combination that also constitutes a preliminary prospectus of GM II and will mail a definitive proxy statement/consent solicitation statement/prospectus and other relevant documents to its stockholders. The Registration Statement is not yet effective. The Registration Statement, including the proxy statement/consent solicitation statement/prospectus contained therein, when it is declared effective by the SEC, will contain important information about the Business Combination and the other matters to be voted upon at a meeting of GM II’s stockholders to be held to approve the Business Combination and other matters (the “Special Meeting”) and is not intended to provide the basis for any investment decision or any other decision in respect of such matters. GM II may also file other documents regarding this Business Combination with the SEC. Company stockholders and other interested persons are advised to read, when available, the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as well as any amendments or supplements thereto, because they will contain important information about the Business Combination. When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting.

When available, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Company stockholders as of a record date to be established for voting on the Business Combination and the other matters to be voted upon at the Special Meeting. Investors and security holders will be able to obtain free copies of the proxy statement/information statement/prospectus and all other relevant documents filed or that will be filed with the SEC by GM II through the website maintained by the SEC at www.sec.gov, or by directing a request to Gores Metropoulos II, Inc., 6260 Lookout Road, Boulder, CO 80301, attention: Jennifer Kwon Chou or by contacting Morrow Sodali LLC, GM II’s proxy solicitor, for help, toll-free at (800) 662-5200 (banks and brokers can call collect at (203) 658-9400).

Participants in Solicitation

GM II, Sonder and their respective directors and officers may be deemed participants in the solicitation of proxies of Company stockholders in connection with the Business Combination. Company stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GM II in GM II’s registration statement on Form S-1 (File No. 333-251663), which was declared effective by the SEC on January 19, 2021. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to GM II stockholders in connection with the Business Combination and other matters to be voted upon at the Special Meeting will be set forth in the Registration Statement for the Business Combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination will be included in the Registration Statement that GM II intends to file with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning GM II’s or Sonder’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, including whether the Business Combination will generate returns for stockholders. These forward-looking statements are based on GM II’s or Sonder’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside GM II’s or Sonder’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement and the Business Combination contemplated thereby; (b) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of GM II or other conditions to closing in the Merger Agreement; (c) the ability to meet Nasdaq’s or NYSE’s listing standards following the consummation of the Business Combination; (d) the inability to complete the PIPE (as defined below); (e) the risk that the Business Combination disrupts current plans and operations of Sonder or its subsidiaries as a result of the announcement and consummation of the transactions described herein; (f) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (g) costs related to the Business Combination; (h) changes in applicable laws or regulations, including legal or regulatory developments (such as the SEC’s recently released statement on accounting and reporting considerations for warrants in special purpose acquisition companies) which could result in the need for GM II to restate its historical financial statements and cause unforeseen delays in the timing of the Business Combination and negatively impact the trading price of GM II’s securities and the attractiveness of the Business Combination to investors; (i) the possibility that Sonder may be adversely affected by other economic, business, and/or competitive factors; and (j) other risks and uncertainties indicated from time to time in the final prospectus of GM II, including those under “Risk Factors” therein, and other documents filed or to be filed with the Securities and Exchange Commission (“SEC”) by GM II. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and GM II and Sonder assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither GM II nor Sonder gives any assurance that either GM II or Sonder will achieve its expectations.

Disclaimer

This communication relates to a proposed business combination between GM II and Sonder. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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